Presentation to PLX Employees  |
June 5, 2012
Filed by Integrated Device Technology, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Commission File No. 333-181571
Subject Company: PLX Technology, Inc.
Commission File No. 000-25699
©2012 Integrated Device Technology, Inc.

©2012 Integrated Device Technology, Inc.

Analog + Digital, application-specific solutions
Founded 1980
Workforce Approximately 1,800 employees
Headquarters San Jose
Core Expertise
Timing, high speed mixed signal design, serial
interconnects, memory interfaces, power management,
video, audio, and capacitive touch
Sales Channels
Worldwide network of direct, manufacturing
representatives, and distribution sales
Financials FY12 Revenue - $526.7M, Market Cap - $800M,
IDT Snapshot

©2012 Integrated Device Technology, Inc.

Q4 FY2012 Financial Results
(ending April 1, 2012)
Revenue of $119M beat guidance
New product revenue grew by 31% to 13% of total
Gross margin of 57.7% grew 2.9% Q/Q
Non-GAAP EPS of $0.05 beat guidance by $0.02
Book-to-Bill of 1.13 vs. 0.93 last quarter
Gross margin, operating expenses and operating margin are Non-GAAP. See IDT’s year end fiscal
2012 earnings press release dated April 30, 2012 for reconciliation of Non-GAAP results to the most directly comparable GAAP financial measures

©2012 Integrated Device Technology, Inc. PAGE 4 Revenue by End Market Revenue by Region IDT Q4 FY12 Sales Results Analysis

Timing and
Synchronization
Timing Timing Timing
Analog
and Power
Core Competencies
S-RIO Switches
Memory Interface
PCI Express
Vertical Market
Solutions:
Power Management Power Management
Battery Charging
Power Management
Audio
Touch
RF
Data Conversion
Compression
Flash Controllers
Signal Integrity
Communications
Infrastructure
Enterprise
Computing
Consumer
Technology Centers
of Excellence:
Analog+Digital Solutions for Mobility,
4G and the Cloud
©2012 Integrated Device Technology, Inc.

Advanced
Timing and
Synchronization
Solutions
Timing and Synchronization Division (TSD)
FY13 SAM  $5B
Frequency Control
$4B
Silicon
$1.2B
2. Expand the SAM
by replacing Crystals
with CrystalFree
™
Oscillators
1. Defend and Grow
our Leadership in
Silicon Timing
Source: CS&A, IDT, January 2012
©2012 Integrated Device Technology, Inc.

Analog and Power Division (APD)
System-Level Analog and Power Solutions
Foundational Products
• Consumer Timing
• PC Audio
1. Defend and Grow
• Integrated Consumer Timing
• Consumer Audio
2. Expand the SAM
• Server Power
• Portable Power (PMICs, CMICs)
• Wireless Power
• Analog ASSPs
©2012 Integrated Device Technology, Inc.

Antenna-to-DSP Analog+Digital Solutions for Wireless Infrastructure
Foundational Products
• COM Clocks
• Rapid IO v1.3 Switches
• Standard Products
1. Defend and Grow
• Advanced Timing Solutions
• Synchronization, IEEE1588
• Rapid IO v2.1 Switches/Bridges
2. Expand the SAM
• RF Radio Card Solutions
• Data Conversion and Compression
• Power Management (APD)
Communications Division (COM)
©2012 Integrated Device Technology, Inc.

Enterprise Computing Division (ECD)
Analog+Digital Solutions for Servers and Storage
Foundational Products
• Memory Interfaces
• Timing Solutions
• PCIe Switches / Bridges
1. Defend and Grow
• DDR3 / DDR4 Interfaces
• Memory Expansion (LR-DIMM)
• PCIe Gen 3 Switches and Clocks
2. Expand the SAM
• Flash Controllers
• Signal Integrity
• Temperature Sensors
• Power Management (APD)
©2012 Integrated Device Technology, Inc.

©2012 Integrated Device Technology, Inc.

ECD Value Proposition
Enterprise Server and Storage:
Deliver enhanced system performance and features in areas
related to memory, I/O and storage subsystems architecture
IDT-Enabled Capabilities:
•
High capacity memory sub-systems design
•
Accelerated system performance via PCIe-attached memory
•
Efficient processor and storage inter-connect

©2012 Integrated Device Technology, Inc.

Signal Integrity
Products (SIP)
• PCIe Retimers,
SAS, SATA
Repeaters
Enterprise Flash
Controllers (EFC)
• PCIe Enterprise
Flash Controllers
Serial Switching
Products (SSP)
ECD Product Lines
Memory Interface
Products (MIP)
• DDR3
• RDIMM, LR-DIMM
• SPD/Temp Sensors
• DDR4
• PCIe Switches
• PCIe Bridges

©2012 Integrated Device Technology, Inc.

Major Trends and Shifts
Explosive Growth in the Cloud
•
Expected to grow from $40B to $80B in 2015
•
Next generation Intel and Oracle servers supporting faster DDR3 memory and higher speed system interconnects (PCIe GEN3)
•
Memory, I/O inter-connect and storage are key factors in data center systems design for the cloud (CPU performance not the only driver of system performance)
Capitalize on major industry shifts and trends in
Enterprise Servers and Storage
•
Next generation servers and memory technology transitions
•
Next generation storage architectures
•
Growth in centralized computing and storage drives clustering

©2012 Integrated Device Technology, Inc.

CPU
(+MCH)
Southbridge
(ICH)
10Gb
Ethernet
SAS /SATA
Backplane
Server
Panel
DDR3                DDR2             DDR2/1            DIMMs
XAUI
CPU
(+MCH)
DDR3 Reg
PCIe Switch
Clocks
Ethernet
PCIe SIP
Flash
Controller
Flash Memory
Expansion Card
(Cache)
PCIe
System Management
Controller
Temp
Sensor
Voltage
Regulator
Current
Monitor
Voltage
Regulator
TS+SPD
Temp Sensor
Clocks
PCIe Retimer
TS+SPD
DRAM
IDT SYSTEM FIT
SLC/MLC
NAND Flash
SLC/MLC
NAND Flash
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM
DRAM

©2012 Integrated Device Technology, Inc.

Solid-State Drives Driving Growth in PCIe
New Storage Paradigm for Big Data Applications
•
PCIe fabric to connect to array of PCIe SSDs, with redundant uplinks to hosts
•
Switch and flash controller use common PCIe Gen3 PHY to enable superior performance and features, e.g. hot-plug capability
x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2
x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2
…
OEM-Specific Storage System Front End
PCIe Switch PCIe Switch
PCIe
SSD0
PCIe
SSD1
PCIe
SSD2
PCIe
SSD3
PCIe
SSD4
PCIe
SSD5
PCIe
SSD6
PCIe
SSD7
PCIe
SSD8
PCIe
SSD9
PCIe
SSD
SSD Expansion
NT
NT
NT
NT
Root
Complex
Root
Complex
…

©2012 Integrated Device Technology, Inc.

PCIe SSD Server Direct-Attached Storage
Performance Enhanced Server Nodes
Storage Bay
Server
x4 x4 x4 x4
Server
x4 x4 x4 x4
PCIe
SSD0
PCIe
SSD1
PCIe
SSD2
PCIe
SSD3
PCIe
SSD4
PCIe
SSD5
PCIe
SSD6
PCIe
SSD7
PCIe Switch PCIe Switch
Root
Complex
Root
Complex

©2012 Integrated Device Technology, Inc.

PCIe Technology as System Interconnect
Storage
Blade
Local
Storage
I/O Blade
Compute Blade
Compute Blade
PCIe Switch
PCIe Switch
PCIe Retimer
PCIe Retimer
Processor
FC
Controller
Processor
SATA/SAS Expander
Processor
Dual GbE
Controller
Dual GbE
Controller
GbE GbE GbE GbE
FC FC
CPU CPU
CPU
CPU
CPU CPU

©2012 Integrated Device Technology, Inc.

Strategic Rationale
Highly complementary products,
technologies and customers
Platform for growth in system-
level connectivity solutions for
the data center
Expands customer base globally
Outstanding technical talent and
systems expertise
Financial Rationale
Scale and expanded market
presence
Projected > $100M of revenue
and comparable gross margins
Accelerates timing to IDT target
operating model

©2012 Integrated Device Technology, Inc.

Next Steps
Pre-close activities
IDT Overview shared with PLX Employees
Functional manager meetings between IDT and PLX
Employees decisions finalized
Post-close activities
Managers formally notify employees of status
Employees meet new team
Welcome to IDT/Onboarding
Employee integration begins

©2012 Integrated Device Technology, Inc. PAGE 19 = (Excellence) 2

©2012 Integrated Device Technology, Inc. PAGE 20 Thank You Q&A

©2012 Integrated Device Technology, Inc.

                                                                      Investors are cautioned that forward-looking statements in this presentation, including but not limited to statements regarding demand for IDT products, anticipated trends in IDT sales, expenses and profits and IDT's expectations for the proposed acquisition of PLX Technology, involve a number of risks and uncertainties that could cause actual results to differ materially from current expectations. Risks include, but are not limited to, global business and economic conditions, fluctuations in product demand, manufacturing capacity and costs, inventory management, competition, pricing, patent and other intellectual property rights of third parties, timely development and introduction of new products and manufacturing processes, dependence on one or more customers for a significant portion of sales, successful integration of acquired businesses and technology, availability of capital, cash flow, the completion of the proposed acquisition of PLX Technology the timing of the exchange offer and the subsequent merger with PLX Technology, uncertainties as to how many of PLX Technology's stockholders will tender their shares of common stock in the exchange offer, the risk that competing offers or acquisition proposals will be made, the risk that the exchange offer and the subsequent merger will not close because of a failure to satisfy one or more of the offer closing conditions
(including regulatory approvals) and other risk factors detailed in IDT’s SEC filings. IDT urges investors to review in detail the risks and uncertainties in IDT’s SEC filings, including but not limited to the Annual Report on Form 10-K for the fiscal year ended April 1, 2012.
All forward-looking statements are made as of the date of this release and IDT disclaims any duty to update such statements.
FORWARD LOOKING STATEMENTS —
                                                       This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer with respect to the acquisition of PLX Technology will only be made through the prospectus, which is part of the registration statement on
Form S-4, which contains an offer to purchase, form of letter of transmittal and other documents relating to the exchange offer, as well as the Tender Offer Statement on Schedule TO, (collectively, and as amended and supplemented from time to time, the “Exchange
Offer Materials”), each initially filed with the U.S. Securities and Exchange Commission (the “SEC”) by IDT on May 22, 2012. The
registration statement has not yet become effective. In addition, PLX Technology filed with the SEC on May 22, 2012 a solicitation/recommendation statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”)
with respect to the exchange offer. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions because these documents contain important information relating to the exchange offer and related transactions. Investors and security holders may obtain a free copy of these documents, as filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by IDT or PLX Technology, at the SEC’s website at
www.sec.gov. In addition, such materials will be available from IDT or PLX Technology, or by calling Innisfree M&A Incorporated, the information agent for the exchange offer, toll-free at (877) 456-3463 (banks and brokers may call collect at (212) 750-5833).
ADDITIONAL INFORMATION —